Exhibit 99.2

November 6, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER ANNOUNCES FILING OF NI 43-101 TECHNICAL REPORT FOR THE TUCANO GOLD MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) today reports it has filed a National Instrument 43-101 Technical Report entitled Mineral Resource and Reserve Update for the Tucano Gold Mine dated October 31, 2018 (the “Technical Report”) on the Tucano Gold Mine in connection with the proposed acquisition of Beadell Resources Limited (“Beadell”), as announced in the Company’s September 23, 2018 news release (the “Acquisition”). The Technical Report is available on SEDAR and EDGAR.

AMC Mining Consultants (Canada) Ltd. (“AMC”) prepared the Technical Report in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators. The Technical Report discloses Mineral Reserves and Mineral Resources (the “Reserves and Resources”) for the Tucano Gold Mine that is summarized in Appendix A.

The Technical Report includes recommendations by the Qualified Persons (“QPs”) regarding:

•	Upgrading existing Mineral Resources;
•	Locating near-mine mineralization;
•	Identifying new regional targets; and
•	Advancing the underground mine study.

Beadell has advised the Company that the Reserves and Resources for the Tucano Gold Mine will be updated in the future and are likely to change during that process. Factors that will influence these changes may include, but not be limited to, depletion from mining activities, changes to the Reserve and Resource modelling parameters, and additional drilling information. The overall impact of these updates is uncertain; however, the Company anticipates that it may result in a reduction of the Reserve and Resource figures reported in Appendix A.

The Company advises readers that there are corrections to Beadell’s previously disclosed Reserves and Resources. The Proven and Probable Mineral Reserves for Urucum Underground reported in the September 23, 2018 news release incorrectly stated the tonnage and grade, resulting in an overstatement of approximately 67 k ounces of contained gold. The Tucano Gold Mine is currently an open pit operation and does not include the Proven and Probable Mineral Reserves for Urucum Underground in its current mine plan.

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Readers are also advised that Appendix A to this news release excludes Mineral Resources associated with the Tartaruga Project. The previously reported Inferred Mineral Resources associated with Tartaruga (6,451 kt of 1.63 g/t gold for 337 k ounces contained gold) are historical in nature, have not been prepared in accordance with NI 43-101, and are not being relied upon by the Company.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., the Qualified Person for Great Panther’s projects under the meaning of NI 43-101.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. In addition, the Company has signed an agreement to acquire all of the issued ordinary shares of gold producer Beadell Resources Limited. The closing of this transaction will create a new emerging intermediate and growth-oriented precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, statements with respect to completion of the Acquisition, the outcome of the updating of such reserves and resources and the potential changes to such reserves and resources.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Assumptions upon which forward looking statements relating to the Acquisition have been made include that Beadell and Great Panther will be able to satisfy the conditions in the Agreement, that due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of Beadell and Great Panther, and that all required third party, regulatory and government approvals will be obtained.

Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Beadell’s and Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2017 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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There is no assurance that such forward-looking statements will prove accurate and results may vary materially from such forward-looking statements. Great Panther believes the assumptions underlying all such forward-looking- statements are reasonable based on information currently available, however, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Great Panther has no intention to update forward-looking- statements except as required by law.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL REPORTING STANDARDS

Great Panther prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources and mineral reserves in this news release in respect of Great Panther are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the ‘‘SEC’’) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This news release uses certain terms, such as, ‘‘measured mineral resources’’, ‘‘indicated mineral resources’’ and ‘‘inferred mineral resources’’, that the SEC does not recognize (these terms may be used in this news release and are included in the public filings of Great Panther which have been filed with securities commissions or similar authorities in Canada).

For more information, please contact: Alex Heath Director, Investor Relations Toll Free: 1 888 355 1766 Tel: +1 604 638 8956 aheath@greatpanther.com www.greatpanther.com

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APPENDIX A: Tucano Gold Mine – Reserves and Resources

Tucano Detail	Proven & Probable				Measured & Indicated			Inferred
Oxide Open Pit	Tonnes (000)	Au Grade (g/t)	Au oz (000)	Cut-off (g/t)	Tonnes (000)	Au Grade (g/t)	Au oz (000)	Tonnes (000)	Au Grade (g/t)	Au oz (000)	Cut-off (g/t)
Urucum Open Pit Oxide	554	1.2	21	0.7	1,021	1.13	37	70	0.97	2	0.5
Urucum East Open Pit Oxide	151	1.71	8	0.7	200	1.88	12	9	1.58	0	0.5
Tap AB Open Pit Oxide	4,408	1.98	280	0.6	6,759	1.94	421	796	1.11	28	0.5
Tap C Open Pit Oxide	553	1.05	19	0.6	878	0.95	27	88	0.7	2	0.5
Duck Head Open Pit Oxide					229	2.71	20	60	1.56	3	1.0
Total Oxide Open Pit	5,666	1.8	329		9,087	1.77	517	1,022	1.1	36
Primary Open Pit
Urucum Open Pit Primary	9,692	1.76	547	0.8	12,903	1.63	678	393	1.57	20	0.5
Urucum East Open Pit Primary	16	1.5	1	0.7	211	1.45	10	84	0.94	3	0.5
Tap AB Open Pit Primary	2,462	1.86	147	0.8	6,531	1.63	342	1,053	1.34	45	0.5
Tap C Open Pit Primary	615	1.39	28	0.8	2,462	1.22	97	1,044	1.35	45	0.5
Duck Head Surface Primary					379	2.26	28	262	1.81	15	1.0
Total Primary Open Pit	12,785	1.76	723		22,486	1.6	1,154	2,837	1.41	128
Oxide & Primary Open Pit
Urucum Open Pit Total	10,245	1.72	568		13,924	1.6	715	463	1.48	22	0.5
Urucum East Open Pit Total	167	1.69	9		411	1.66	22	92	1	3	0.5
Tap AB Open Pit Total	6,870	1.94	428		13,290	1.79	764	1,849	1.24	74	0.5
Tap C Open Pit Total	1,168	1.23	46		3,340	1.15	123	1,133	1.3	47	0.5
Duck Head Open Pit Total					608	2.43	48	322	1.76	18	1.0
Total Oxide & Primary Open Pit	18,450	1.77	1,051		31,573	1.65	1,671	3,859	1.32	164
Stockpiles
Open Pit Stockpile	1,985	0.66	42	0.5	1,985	0.66	42				0.5
Spent Ore Stockpile	1,311	0.61	26	0.5	1,311	0.61	26				0.5
ROM Expansion Stockpile	345	0.8	9	0.5	345	0.8	9				0.5
Marginal Ore Stockpiles					1,586	0.44	22				0.3
Total Stockpiles	3,642	0.66	77		5,228	0.59	99
Total Tucano Open Pit & Stockpiles	22,092	1.59	1,128		36,801	1.5	1,770	3,859	1.32	164
Underground
Tap AB Underground Primary*					1,047	2.28	77	3,653	3.19	375	1.2
Urucum Underground Primary - PFS	2,378	3.64	278	1.6	2,894	4.22	393	5,106	2.71	445	1.6
Urucum Underground Primary - Non PFS								3,733	1.38	166	1.2
Total Underground Primary	2,378	3.64	278		3,941	3.71	470	12,492	2.45	986
Total Open Pit & Underground	24,470	1.79	1,406		40,742	1.71	2,240	16,351	2.19	1,150

Mineral Reserves and Mineral Resources reported as of June 30, 2017.

Mineral Resources are inclusive of Mineral Reserves

*Tap AB UG Resource includes 173 kt @ 4.68 g/t of Inferred Oxide Resources within the Inferred Primary Resources

Information regarding the key assumptions, parameters, and methods used to estimate the Mineral Reserves and Mineral Resources, and known legal, political, environmental or other risks that could materially affect the development of the Mineral Reserves and Mineral Resources, is available in the Technical Report filed on SEDAR by the Company.